GREAT PANTHER SILVER LIMITED

 and

CANGOLD LIMITED

ARRANGEMENT AGREEMENT

April 10, 2015

- i -

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		- 1 -

1.1	Defined Terms.	- 1 -
1.2	Certain Rules of Interpretation	- 11 -
1.3	Schedules.	- 12 -

ARTICLE 2 THE ARRANGEMENT		- 12 -

2.1	Arrangement	- 12 -
2.2	Interim Order	- 12 -
2.3	The Cangold Meeting	- 13 -
2.4	The Cangold Circular	- 14 -
2.5	U.S. Securities Law Matters	- 16 -
2.6	Final Order	- 16 -
2.7	Court Proceedings	- 16 -
2.8	No Fractional Shares	- 17 -
2.9	Arrangement Filings and Effective Date	- 17 -
2.10	Cangold Board Approval	- 18 -
2.11	Announcement and Shareholder Communications	- 18 -
2.12	List of Shareholders	- 19 -

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		- 19 -

3.1	Representations and Warranties of Cangold	- 19 -
3.2	Representations and Warranties of Great Panther	- 20 -

ARTICLE 4 COVENANTS		- 20 -

4.1	Covenants of Cangold Regarding the Conduct of Business until the Effective Time	- 20 -
4.2	Covenants of Cangold Regarding the Arrangement.	- 23 -
4.3	Covenants of Great Panther Regarding the Conduct of Business until the Effective Time	- 24 -
4.4	Covenants of Great Panther Regarding the Arrangement	- 24 -
4.5	Mutual Covenants	- 25 -
4.6	Cangold Options	- 25 -
4.7	Cangold Warrants	- 26 -
4.8	Access to Information; Confidentiality	- 26 -
4.9	Notice and Cure Provisions	- 26 -
4.10	Insurance and Indemnification	- 27 -

ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		- 28 -

5.1	Non-Solicitation	- 28 -
5.2	Notification of Acquisition Proposals	- 29 -
5.3	Responding to an Acquisition Proposal	- 29 -
5.4	Right to Match	- 30 -
5.5	Breach by Subsidiaries and Representatives	- 32 -

ARTICLE 6 CONDITIONS		- 33 -

6.1	Mutual Conditions Precedent	- 33 -
6.2	Additional Conditions Precedent to the Obligations of Great Panther	- 33 -
6.3	Additional Conditions Precedent to the Obligations of Cangold	- 36 -
6.4	Satisfaction of Conditions	- 36 -

ARTICLE 7 TERM AND TERMINATION		- 37 -

7.1	Term	- 37 -
7.2	Termination	- 37 -
7.3	Effect of Termination/Survival	- 38 -

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ARTICLE 8 GENERAL PROVISIONS		- 39 -

8.1	Amendments	- 39 -
8.2	Termination Fees	- 39 -
8.3	Expenses	- 40 -
8.4	Notices	- 41 -
8.5	Time of the Essence	- 42 -
8.6	Injunctive Relief	- 42 -
8.7	Third Party Beneficiaries	- 42 -
8.8	Waiver	- 43 -
8.9	Entire Agreement	- 43 -
8.10	Successors and Assigns	- 43 -
8.11	Severability	- 43 -
8.12	Governing Law	- 44 -
8.13	Rules of Construction	- 44 -
8.14	No Liability	- 44 -
8.15	Language.	- 44 -
8.16	Counterparts	- 44 -

SCHEDULES

Schedule A

Plan of Arrangement
Schedule B

Arrangement Resolution
Schedule C

Representations And Warranties of Cangold
Schedule D

Representations And Warranties of Great Panther

ARRANGEMENT AGREEMENT

This Arrangement Agreement is dated April 10, 2015 between Great Panther Silver Limited (“Great Panther”) and Cangold Limited (“Cangold”).

WHEREAS:

A.      Great Panther proposes to acquire all of the issued and outstanding common shares of Cangold on the basis of 0.05 of a Great Panther common share for each one (1) Cangold common share;

B.      Great Panther and Cangold intend that the acquisition of Cangold by Great Panther be carried out under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia);

C.      The boards of directors of each of Great Panther and Cangold have unanimously determined that the Arrangement is in the best interest of their respective shareholders, and have resolved to support the Arrangement and enter into this Arrangement Agreement; and

D.      Great Panther has entered into voting support agreements with each of the directors and officers of Cangold and with certain other shareholders of Cangold;

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms.

Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following capitalized words and terms will have the meanings set out below, and in addition certain other words and terms are defined in the Plan of Arrangement:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only Cangold and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than Great Panther (or any affiliate of Great Panther or any Person acting in concert with Great Panther or any affiliate of Great Panther) after the date of this Agreement relating to (i) any sale (including any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) or other disposition (including any assignment, option, joint venture, or earn in, royalty interest, streaming arrangement or similar transaction), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Cangold and its Subsidiaries or of 20% or more of the voting or equity securities of Cangold or any of its Subsidiaries (or rights or interests in such voting or equity securities) or of any portion of the GDLR Option or Cangold’s interest in the GDLR Project, (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of Cangold or any interest in its Subsidiaries or any interest in the GDLR Option or the GDLR Project, (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving Cangold or any of its Subsidiaries, (iv) any financing, loan, credit or other agreement (including by way of the subscription, purchase or issuance of debentures, notes or other debt instruments) pursuant to which Cangold will have to incur indebtedness, liabilities or obligations, or (v) any other similar transaction or series of transactions involving Cangold or any of its Subsidiaries.

“Agreement” means this arrangement agreement, together with the Schedules attached hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or supplement thereto made in accordance with this Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the Special Resolution of Cangold Shareholders approving the Arrangement and presented at the Cangold Meeting substantially in the form of Schedule B.

“Arrangement Filings” means the filings, if any, that may be required under Section 292 of the BCBCA to be made by Cangold with the Registrar in order for the Arrangement to be effective.

“associate” has the meaning specified in the Securities Act (British Columbia).

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia.

“Cangold” means Cangold Limited, a corporation incorporated under the laws of British Columbia.

“Cangold Board” means the board of directors of Cangold as constituted from time to time.

“Cangold Board Recommendation” has the meaning ascribed thereto in Section 2.4(b) .

“Cangold Circular” means the notice of the Cangold Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Cangold Shareholders in connection with the Cangold Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Cangold Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Cangold to Great Panther with this Agreement.

“Cangold Employees” means the employees of Cangold and its Subsidiaries.

“Cangold Filings” means all documents publicly filed under the profile of Cangold on SEDAR since January 1, 2013.

“Cangold Mineral Rights” has the meaning ascribed thereto in Section 15(a) of Schedule C.

“Cangold Meeting” means the special meeting of Cangold Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Cangold Circular.

“Cangold Options” means the outstanding options to purchase Cangold Shares issued pursuant to the Cangold Option Plan, as listed in Schedule 8(b) of the Cangold Disclosure Letter.

“Cangold Option Plan” means the Cangold Amended and Restated Incentive Option Plan, which was first approved by Cangold Shareholders on December 17, 2009 and most recently approved by Cangold Shareholders on December 12, 2014, pursuant to which Cangold Options are granted.

“Cangold Properties” has the meaning ascribed thereto in Section 15(a) of Schedule C.

“Cangold Shareholders” means the registered or beneficial holders of the Cangold Shares, as the context requires, and Cangold Shareholder means any one of them.

“Cangold Shares” means the common shares in the capital of Cangold as presently constituted.

“Cangold Warrants” means outstanding share purchase warrants to purchase Cangold Shares as listed in Schedule 8(c) of the Cangold Disclosure Letter.

“Change in Recommendation” has the meaning specified in Section 7.2(a)(iv)(B) .

“Closing Certificate” has the meaning ascribed thereto in the Plan of Arrangement.

“Confidentiality Agreement” means that certain confidentiality agreement made as of February 17, 2015 between Great Panther and Cangold.

“Consideration” means the consideration to be received by the Cangold Shareholders pursuant to the Plan of Arrangement as consideration for their Cangold Shares, consisting of 0.05 of a Great Panther Share per one (1) Cangold Share (the “Exchange Ratio”).

“Constating Documents” means notice of articles, amalgamation, or continuation (or the equivalent), as applicable, and articles and all amendments to such articles.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between Great Panther and Cangold for the purpose of, among other things, exchanging certificates representing Cangold Shares for Great Panther Shares in connection with the Arrangement.

“Dissent Rights” means the rights of dissent exercisable by Cangold Shareholders in respect of the Arrangement Resolution.

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Environmental Laws” means all Law and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Law, agreements or other statutory requirements.

“Exchange Ratio” has the meaning specified in the definition of Consideration.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Reimbursement Amount” has the meaning set out in Section 8.3(a)

“Fairness Advisor” means Evans & Evans, Inc.

“Fairness Opinion” has the meaning set out in Section 2.10(a) .

“Final Order” means the final order of the Court, after a hearing on the fairness of the terms and conditions of the Arrangement, in a form acceptable to Cangold and Great Panther, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Cangold and Great Panther, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Cangold and Great Panther, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“GDLR Project” means Cangold’s Guadalupe de los Reyes gold and silver project comprised of 6,302 hectares and located in the Sierra Madre range in Sinaloa, Mexico.

“GDLR Option” means the option granted to Cangold by Vista Gold Corp. to acquire up to 100% interest (subject to certain underlying royalties) in the mining rights to the GDLR Project pursuant to the terms and conditions of GDLR Option Agreement.

“GDLR Option Agreement” means the option agreement dated April 14, 2014 between Cangold and Vista Gold Corp. pursuant to which the GDLR Option is granted, as the same has and may be amended.

“Great Panther” means Great Panther Silver Limited, a corporation incorporated under the laws of British Columbia.

“Great Panther Filings” has the meaning specified in Section 6 of Schedule D.

“Great Panther Shareholders” means the registered or beneficial holders of the Great Panther Shares, as the context requires.

“Great Panther Shares” means the common shares in the capital of Great Panther as presently constituted.

“IFRS” means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indemnified Persons” has the meaning specified in Section 8.7(a) .

“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA to be issued following application therefor contemplated by Section 2.2 of this Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to Great Panther Shares to be issued pursuant to the Arrangement, in a form acceptable to Cangold and Great Panther, each acting reasonably, providing for, among other things, the calling and holding of the Cangold Meeting, as such order may be amended, supplemented or varied by the Court with the consent of Cangold and Great Panther, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Locked-up Shareholders” means all of the directors and officers of Cangold.

“Matching Period” has the meaning specified in Section 5.4(a)(v) .

“Material Adverse Effect” when used in connection with an entity means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, financial condition, results of operations or prospects of a Party and its Subsidiaries, which (i) with respect to Great Panther or its Subsidiaries, is limited to changes, events, occurrences, effects, state of facts or circumstance that would expose Great Panther or its Subsidiaries to losses or would impair its business or the value of its assets in the aggregate amount exceeding $25,000,000, and (ii) with respect to Cangold or its Subsidiaries, includes, and is not limited to, (x) the termination or material modification of any option, earn-in or joint venture agreement to which Cangold or any of its Subsidiaries is a signatory, and (y) the loss of any rights in any of the properties comprising the GDLR Project, in that it would expose Cangold or its Subsidiaries to losses or would impair its business or the value of its assets in an aggregate amount exceeding $250,000; other than changes, events, occurrences, state of facts, effects, or circumstances that do not result in the events noted in (x) and (y) above and arise from or in connection with:

(a)      general political, economic, or financial conditions in Canada, the United States or Mexico;

(b)      any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, or military conflicts, in each case, whether occurring within or outside of Canada, the United States or Mexico;

(c)      the announcement of this Agreement, including any actions of competitors, or any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of a Party with any Governmental Entity as a consequence of the same;

(d)      any change or proposed change in Law or IFRS or accounting rules or the interpretation thereof applicable to the industries or markets in which a Party or any of its subsidiaries operate; and

(e)      any action taken by a Party in accordance with this Agreement or with the prior written consent of the other Party;

provided, however, that with respect to clauses (a), (b), and (d), such matters do not have a materially disproportionate effect on a Party and its Subsidiaries as a whole, relative to companies of similar size operating in the industries or markets in which a Party or any of its Subsidiaries operate, and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretative for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract that is material to the business, operations or prospects of a Party and its Subsidiaries, which for the purposes of this definition means any Contract which obligates a Party or any of such Party’s Subsidiaries to purchase or supply goods or services or incur liability or obligations in an aggregate amount of not less than $10,000.

“Material Information” has the meaning specified in Policy 3.3 (Timely Disclosure) of the TSX Venture Exchange Corporate Finance Manual.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“NYSE MKT” means the NYSE MKT Equities Exchange;

“officer” has the meaning specified in the Securities Act (British Columbia).

“Ordinary Course” means, with respect to an action, that such action is consistent with the past practices of a Party and is taken in the ordinary course of the normal day-to-day operations of the business of that Party.

“Outside Date” means August 9, 2015 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Great Panther and Cangold and “Party” means any one of them.

“Permitted Liens” means, in respect of Cangold or any of its Subsidiaries, any one or more of the following:

(a)      statutory liens for Taxes not yet due or payable or which Cangold or its Subsidiaries owing such Taxes is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens for Taxes, and, in each case, if adequate reserves with respect thereto are maintained in the appropriate financial statements;

(b)      statutory liens incurred or deposits made in the ordinary course of the business of Cangold and its Subsidiaries in connection with workers’ compensation, employment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(c)      security given by Cangold or any of its Subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business of Cangold and its Subsidiaries;

(d)      undetermined or inchoate construction, mechanics or repair or storage liens arising in the ordinary course of business of Cangold and its Subsidiaries, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Law or of which notice in writing has not been given to Cangold or its Subsidiaries;

(e)      easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not materially detract from the ability to use any leased properties and would not reasonably be expected to materially and adversely affect the ability of Cangold and its Subsidiaries to carry on their business as it has been carried on in the past;

(f)      zoning by-laws, ordinances or other restrictions as to the use of real property, provided that they do not materially detract from the ability to use any leased properties and would not reasonably be expected to materially and adversely affect the ability of Cangold and its Subsidiaries to carry on their business as it has been carried on in the past;

(g)      such other defects or irregularities of title as do not materially and adversely detract from the value or interfere with the use of the properties or assets subject thereto or affected thereby; and

(h)      the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of Cangold or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of Cangold and Great Panther, each acting reasonably.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Regulatory Approval” means, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with, or required to lawfully complete, the Arrangement.

“Representative” has the meaning specified in Section 5.1(a) .

“Required Approval” has the meaning specified in Section 2.2(c) .

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (British Columbia) and any other applicable provincial securities Laws, together with the rules and regulations published under such laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Significant Shareholders” means such shareholders of Cangold as determined to be significant by Great Panther and Cangold and set forth in the Cangold Disclosure Letter.

“Significant Shareholder Voting Agreements” means the voting agreements to be entered into between Great Panther and the Significant Shareholders.

“Subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person to acquire not less than all of the outstanding Cangold Shares or all or substantially all of the assets of Cangold on a consolidated basis, that complies with Securities Laws and did not result from or involve a breach of Article 5 and: (a) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (b) if any consideration is cash, is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Cangold Shares or assets, as the case may be; (c) if any consideration is in shares or other securities, the value of such shares of securities shall be the 20 day volume weighted average trading price of such shares or securities on the stock exchange upon which the greatest volume of trading in such shares or securities occurs; and (d) that the Cangold Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Cangold Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Cangold pursuant to Section 5.4(b)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(a)(iii) .

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder as now in effect and as they may be promulgated or amended from time to time.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Termination Fee” has the meaning specified in Section 8.2.

“Termination Fee Event” has the meaning specified in Section 8.2.

“TSXV” means the TSX Venture Exchange.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Voting Agreements” means the voting agreements dated the date hereof and made between Great Panther and the Locked-up Shareholders.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)      Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)      Currency. All references to dollars or to $ are references to Canadian dollars.

(c)      Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)      Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e)      Capitalized Terms. All capitalized terms used in any Schedule or in the Cangold Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)      Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of Cangold or Great Panther, it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of the senior officers of Cangold or Great Panther, as the case may be.

(g)      Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.

(h)      Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)      Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(j)      Time References. References to time are to local time, Vancouver, British Columbia.

(k)      Subsidiaries. To the extent any warranties, covenants or agreements relate, directly or indirectly, to a Subsidiary of Cangold, each such provision shall be construed as a covenant by Cangold to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.3	Schedules.

(a)      The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(b)      The Cangold Disclosure Letter and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

Cangold and Great Panther agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limitation to the foregoing, at the Effective Time, the Plan of Arrangement shall become effective with the result that, among other things, Great Panther will become the holder of all the outstanding Cangold Shares.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event on or before April 17, 2015, Cangold shall apply to the Court, pursuant to Part 9, Division 5 of the BCBCA and, in cooperation with Great Panther, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)      for the date on which the Cangold Meeting will be set, such date not being later than May 22, 2015;

(b)      for the class of persons to whom notice is to be provided in respect of the Arrangement and the Cangold Meeting and for the manner in which such notice is to be provided;

(c)      for confirmation of the record date for the Cangold Meeting referred to in Section 2.3(a);

(d)      that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be: (i) two-thirds of the votes cast on the Arrangement Resolution by Cangold Shareholders present in person or represented by proxy at the Cangold Meeting, voting together as a single class; and (ii) if required, a simple majority of the votes cast on the Arrangement Resolution by Cangold Shareholders present or in person or represented by proxy at the Cangold Meeting (excluding any votes cast by certain “related parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101);

(e)      that the terms, restrictions and conditions of Cangold’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Cangold Meeting;

(f)      for the grant of the Dissent Rights to those Cangold Shareholders who are registered Cangold Shareholders;

(g)      for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)      that the Cangold Meeting may be adjourned or postponed from time to time by Cangold in accordance with the terms of this Agreement without the need for additional approval of the Court;

(i)      that the record date for Cangold Shareholders entitled to notice of and to vote at the Cangold Meeting will not change in respect of any adjournment(s) of the Cangold Meeting;

(j)      that it is Great Panther’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(k)      for such other matters as Great Panther may reasonably require, subject to obtaining the prior consent of Cangold, such consent not to be unreasonably withheld or delayed.

2.3	The Cangold Meeting

	(a)	Subject to the terms of this Agreement, Cangold shall:

(i)      convene and conduct the Cangold Meeting in accordance with the Interim Order, Cangold’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before May 22, 2015, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Cangold Circular and agreed to by Great Panther, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Cangold Meeting without the prior written consent of Great Panther, except in the case of an adjournment, as required for quorum purposes, if required by applicable Law, or as required or permitted under Section 5.4(e);

(ii)      solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Cangold Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested and paid for by Great Panther, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by Great Panther to solicit proxies in favour of the approval of the Arrangement Resolution;

(iii)      provide Great Panther with copies of or access to information regarding the Cangold Meeting generated by any dealer or proxy solicitations services firm, as requested from time to time by Great Panther;

(iv)      permit Great Panther, on behalf of the management of Cangold, directly or through a soliciting dealer, to actively solicit proxies in favour of the Arrangement on behalf of management of Cangold in compliance with Law and disclose in the Cangold Circular that Great Panther may make such solicitations;

(v)      consult with Great Panther in fixing the date of the Cangold Meeting, give notice to Great Panther of the Cangold Meeting and allow Great Panther’s representatives and legal counsel to attend the Cangold Meeting;

(vi)      promptly advise Great Panther, at such times as Great Panther may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Cangold Meeting, as to the aggregate tally of the proxies received by Cangold in respect of the Arrangement Resolution;

(vii)      promptly advise Great Panther of any communication from any Cangold Shareholder in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights, if Cangold receives any written notice of dissent, and of any written communications sent by or on behalf of Cangold to any Cangold Shareholder exercising or purporting to exercise Dissent Rights;

(viii)      not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Great Panther; and

(ix)      not change the record date for the Cangold Shareholders entitled to vote at the Cangold Meeting in connection with any adjournment or postponement of the Cangold Meeting unless required by Law.

2.4	The Cangold Circular

(a)      Cangold shall promptly prepare and complete, in consultation with Great Panther, the Cangold Circular together with any other documents required by Law in connection with the Cangold Meeting and the Arrangement, and Cangold shall, promptly after obtaining the Interim Order, (and in all cases no later than five (5) Business Days thereafter) cause the Cangold Circular and such other documents to be filed and sent to each Cangold Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Cangold Meeting to be held by the date specified in Section 2.3(a).

(b)      Cangold shall ensure that the Cangold Circular complies in material respects with the Law, does not contain any Misrepresentation relating to Cangold and provides the Cangold Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Cangold Meeting. Without limiting the generality of the foregoing, the Cangold Circular must include: (i) a statement that the Cangold Board has unanimously determined that the Arrangement Resolution is in the best interests of Cangold and recommends that Cangold Shareholders vote in favour of the Arrangement Resolution (the “Cangold Board Recommendation”), (ii) a statement that the Locked-Up Shareholders have entered into a Voting Agreement and will vote their Cangold Shares in favour of the Arrangement Resolution and against any resolution submitted by any Cangold Shareholder that is inconsistent with the Arrangement, and (iii) a written copy of the Fairness Opinion dated the date of the Cangold Circular, which shall be in a form satisfactory to Great Panther, acting reasonably.

(c)      Cangold shall give Great Panther and its legal counsel a reasonable opportunity to review and comment on drafts of the Cangold Circular and other related documents, and shall give reasonable consideration to any comments made by Great Panther and its counsel, and agrees that all information relating solely to Great Panther included in the Cangold Circular must be in a form and content satisfactory to Great Panther, acting reasonably.

(d)      Great Panther shall provide all necessary information concerning Great Panther and its affiliates that is required by Law to be included in the Cangold Circular or amendments or supplements or other related documents to Cangold in writing, use best efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Cangold Circular and to the identification in the Cangold Circular of each such advisor and shall ensure that such information does not contain any Misrepresentation concerning Great Panther, its Subsidiaries and the Great Panther Shares.

(e)      Each Party shall promptly notify the other Party if it becomes aware that the Cangold Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and Cangold shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Cangold Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

2.5	U.S. Securities Law Matters

The Parties agree that the issuance of the Great Panther Shares on completion of the Arrangement to the Cangold Shareholders will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, the parties agree that the Arrangement will be carried out on the following basis:

(a)      prior to the issuance of the Interim Order, the Court will be advised of the intention of the parties to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Great Panther Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement;

(b)      the Court will be required to satisfy itself that the Arrangement is fair and reasonable;

(c)      Cangold will ensure that each Cangold Shareholder entitled to receive Great Panther Shares under the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(d)      the Cangold Shareholders will be advised that the Great Panther Shares, to be issued in the Arrangement, have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act;

(e)      the Interim Order will specify that each Cangold Shareholder will have the right to appear before the Court at the hearing so long as it enters an appearance within a reasonable time; and

(f)      the Final Order will expressly state that the Arrangement is approved by the Court as being fair and reasonable to Cangold Shareholders.

2.6	Final Order

Cangold shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Part 9, Division 5 of the BCBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Cangold Meeting as provided for in the Interim Order.

2.7	Court Proceedings

(a)      In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Cangold shall:

(i)      diligently pursue, and cooperate with Great Panther in diligently pursuing, the Interim Order and the Final Order;

(ii)      provide legal counsel to Great Panther with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(iii)      provide copies of any notice of appearance, evidence or other documents served on Cangold or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv)      ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(v)      not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Great Panther’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided Great Panther is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Great Panther’s obligations, or diminishes or limits Great Panther’s rights, set forth in any such filed or served materials or under this Agreement;

(vi)      oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Great Panther; and

(vii)      not object to legal counsel to Great Panther making such submissions on the heading of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate.

2.8	No Fractional Shares

Great Panther will not be required to issue or deliver fractions of Consideration shares or to distribute share certificates which evidence fractional Consideration shares.

2.9	Arrangement Filings and Effective Date

(a)      Cangold shall amend the Plan of Arrangement from time to time at the reasonable request of Great Panther, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Cangold Shareholders.

(b)      Cangold shall file any Arrangement Filings with the Registrar as soon as practicable after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. Great Panther will file a certified copy of the Closing Certificate in its record book and complete the Arrangement Filings if required.

(c)      Cangold shall use its best efforts to complete the Arrangement within 60 days of the date of this Agreement.

(d)      The closing of the Arrangement will take place at the offices of McMillan LLP in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties.

2.10	Cangold Board Approval

Cangold represents and warrants to and in favour of Great Panther, and acknowledges that Great Panther is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:

(a)      the Fairness Advisor has delivered an opinion (orally or in writing) to the Cangold Special Committee and the Board to the effect that the consideration to be received under the Arrangement is fair from a financial point of view of the Cangold Shareholders (the “Fairness Opinion”);

(b)      the Cangold Board, after consultation with its financial advisors and legal counsel and following receipt of a unanimous recommendation of the Special Committee, has unanimously determined that the Arrangement is fair to Cangold Shareholders and is in the best interests of Cangold, and accordingly has unanimously approved the entering into of this Agreement and the making of a recommendation that Cangold Shareholders vote in favour of the Arrangement Resolution; and

(c)      each director and officer has advised Cangold that he or she intends to vote all Cangold Shares (and all Cangold Shares issuable upon exercise of Cangold Options and Cangold Warrants) held by such director and officer in favour of the Arrangement Resolution.

2.11	Announcement and Shareholder Communications

(a)      Great Panther and Cangold shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Party’s announcement to be approved by the other Party in advance, each acting reasonably. Great Panther and Cangold agree to cooperate in the preparation of presentations, if any, to the Cangold Shareholders or the Great Panther Shareholders regarding the transactions contemplated by this Agreement and no Party shall:

(i)      issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(ii)      make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing under Law or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(b)      To the extent possible, Cangold shall provide prior notice to Great Panther of any public disclosure that it proposes to make regarding Material Information, together with a draft copy of such disclosure. Great Panther and its legal counsel shall be given a reasonable opportunity to review and comment on such Material Information prior to such Material Information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Great Panther and its counsel.

2.12	List of Shareholders

At the request of Great Panther from time to time, Cangold will provide Great Panther with a list (in both written and electronic form) of (i) the Cangold Shareholders, together with their addresses and respective holdings of Cangold Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Cangold to acquire Cangold Shares (including holders of Cangold Options and Cangold Warrants), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Cangold Shares, together with their addresses and respective holdings of Cangold Shares. Cangold shall from time to time require that its registrar and transfer agent furnish Great Panther with such additional information, including updated or additional lists of Cangold Shareholders, and lists of securities positions and other assistance as Great Panther may reasonably request in order to be able to communicate with respect to the Arrangement with the Cangold Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Cangold

(a)      Cangold represents and warrants to Great Panther as set forth in Schedule C and acknowledges and agrees that Great Panther is relying upon such representations and warranties in connection with the entering into of this Agreement:

(b)      The representations and warranties of Cangold contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2	Representations and Warranties of Great Panther

(a)      Great Panther represents and warrants to Cangold as set forth in Schedule D and acknowledges and agrees that Cangold is relying upon the representations and warranties in connection with the entering into of this Agreement.

(b)      The representations and warranties of Great Panther contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS

4.1	Covenants of Cangold Regarding the Conduct of Business until the Effective Time

(a)      Cangold agrees that, prior to the Effective Time, unless Great Panther shall otherwise agree in writing, such agreement not to be unreasonably withheld, delayed or conditioned, or as otherwise expressly contemplated or permitted by this Agreement, Cangold shall, and shall cause each of its Subsidiaries to:

(i)      conduct its business only in the Ordinary Course; and

(ii)      maintain the GDLR Option Agreement in good standing and pay all amounts due and perform all obligations thereunder as required to keep its rights thereunder in good standing.

(b)      Cangold covenants and agrees that from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, Cangold shall continue to provide access to Great Panther and its advisors for the purposes of conducting Great Panther’s due diligence investigations.

(c)      Cangold covenants and agrees with Great Panther that subject to obtaining any required consents and except as prohibited by Law, it will promptly provide Great Panther with any information in the possession or control of, and relating to, Cangold and in addition, subject to any confidentiality obligations, will provide any information specifically requested by Great Panther or its counsel so that Great Panther may complete its due diligence investigations of Cangold.

(d)      Without limiting the generality of Section 4.1(a), and without derogating from the obligations of Cangold in Section 6.2, Cangold shall use reasonable commercial efforts to preserve intact the current business organization of Cangold, keep available the services of the present employees and agents of Cangold and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with Cangold and except for transactions involving Cangold and one or more of its wholly-owned Subsidiaries or between wholly–owned Subsidiaries of Cangold or with the prior written consent of Great Panther, Cangold shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)      amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(ii)      split, combine or reclassify any shares of Cangold or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(iii)      redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of Cangold or any of its Subsidiaries;

(iv)      issue, deliver or sell, or authorize the issuance, delivery or sale of any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of Cangold or any of its Subsidiaries, except for the issuance of Cangold Shares issuable upon the exercise of the currently outstanding Cangold Option and Cangold Warrants;

(v)      acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses;

(vi)      prepay any indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(vii)      make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(viii)      enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(ix)      make any bonus or profit sharing distribution or similar payment of any kind;

(x)      except as required by IFRS or any other accepted accounting principles to which Cangold is subject to or by Law, make any change in Cangold’s methods of accounting;

(xi)      grant any increase in the rate of wages, salaries, bonuses or other remuneration of any employees;

(xii)      (i) create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Cangold Employee, director or executive officer of Cangold or any of its Subsidiaries; (ii) change the benefits payable under any existing severance or termination pay policies with any Cangold Employee, director or executive officer of Cangold or any of its Subsidiaries; (iii) change the benefits payable under any employment agreements with any Cangold Employee, director or executive officer of Cangold or any of its Subsidiaries; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement, except as necessary to comply with Law or with respect to existing provisions of such plans) with any director or executive officer of Cangold; or (v) change compensation, bonus levels or other benefits payable to any director or executive officer of Cangold or to any Cangold Employee;

(xiii)      enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any non-arm’s length party except upon fair and reasonable terms, which terms are not less favourable to Cangold or its Subsidiaries, as the case may be, than it would obtain in an arm’s length transaction, and, if applicable, for consideration which equals the fair market value of such property or fair market rental as regards to leased property;

(xiv)      cancel, waive, release, assign, settle or compromise any material claims or rights;

(xv)      compromise or settle any litigation, proceeding or governmental investigation;

(xvi)      except in the Ordinary Course, amend or modify in any material respect or terminate or waive any right under any Material Contract (including, for greater certainty, the GDLR Option Agreement) or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(xvii)      except as contemplated in Section 4.10, amend, modify or terminate any insurance policy of Cangold or any Subsidiary in effect on the date of this Agreement;

(xviii)      abandon or fail to diligently pursue any application for any material licenses, permits, authorizations or registrations;

(xix)      sell, transfer or assign (or permit any Subsidiary to sell, transfer or assign) the GDLR Option or any interest in any of the in the Cangold Properties or any of the Cangold Mineral Rights;

(xx)      issue, sell, dispose of or grant any interest in, encumber or pledge or create any lien or agree to issue, sell, dispose of or grant an interest in, encumber or pledge or create any lien on any shares or rights convertible into shares of any Subsidiary or affiliate; or

(xxi)      authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing,

provided, however, that the foregoing will not restrict Cangold or its Subsidiaries from making payments of salaries or benefits to any salaried or hourly employees of Cangold or its Subsidiaries who are not directors or officers (other than Raakel Iskanius, the chief financial officer of Cangold, and Debbie Young, the controller of Cangold, to whom such payments may continue in accordance with the terms of employment or consulting arrangements in place as at the date hereof).

4.2	Covenants of Cangold Regarding the Arrangement.

(a)      Cangold shall take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under Law to consummate the Arrangement as soon as reasonably practicable, including:

(i)      obtaining and maintaining all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required (A) in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are satisfactory to Great Panther;

(ii)      on prior written approval of Great Panther, opposing, lifting or rescinding any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(iii)      carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(iv)      not taking any action, or refraining from taking any action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement;

(v)      completing the Arrangement Filings at or immediately following the Effective Time; and

(vi)      causing the Significant Shareholders to enter into the Significant Shareholder Support Agreements with Great Panther within ten (10) Business Days of the entering into of this Agreement

(b)      Cangold shall promptly notify Great Panther of:

(i)      any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;

(ii)      any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(iii)      any notice or other communication from any Governmental Entity in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to Great Panther); or

(iv)      any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Cangold, this Agreement or the Arrangement.

4.3	Covenants of Great Panther Regarding the Conduct of Business until the Effective Time

(a)      Except with the prior written consent of Cangold, Great Panther shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)      amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(ii)      split, combine or reclassify any shares of Great Panther; or

(iii)      redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of Great Panther or any of its Subsidiaries.

4.4	Covenants of Great Panther Regarding the Arrangement

Great Panther shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Great Panther or any of its Subsidiaries under this Agreement, co-operate with Cangold in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Great Panther shall and where appropriate shall cause each of its Subsidiaries to:

(a)      defend all lawsuits or other legal, regulatory or other proceedings against Great Panther challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b)      apply for and use its best efforts to obtain approval of the listing and posting for trading on the TSX and the NYSE MKT of (i) the Consideration shares and (ii) the Great Panther Shares which are issuable upon the exercise of the Cangold Options and the Cangold Warrants and otherwise comply with TSX and NYSE MKT requirements relevant to this Agreement;

(c)      use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(d)      Great Panther shall promptly notify Cangold of:

(i)      any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;

(ii)      any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(iii)      any notice or other communication from any Governmental Entity in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to Great Panther); or

(iv)      any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Great Panther, this Agreement or the Arrangement.

4.5	Mutual Covenants

(a)      The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and use their commercially reasonable efforts to obtain and maintain all Regulatory Approvals.

(b)      The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including providing one another with copies of all notices and information or other correspondence supplied to, filed with, or received from, any Governmental Entity. Despite the forgoing, Great Panther is under no obligation to take any steps or actions that would, in its sole discretion, affect Great Panther’s right to own, use or exploit its business, operations or assets or those of Cangold.

4.6	Cangold Options

Great Panther covenants and agrees that the Cangold Options outstanding on the Effective Date shall continue in effect on the same terms and conditions (subject to adjustments required after giving effect to the Arrangement including, without limitation, that such Cangold Options shall be exercisable for Great Panther Shares). Great Panther shall take all corporate action necessary to reserve for issuance a sufficient number of Great Panther Shares for delivery upon exercise of the Cangold Options assumed in accordance with this Section 4.6.

4.7	Cangold Warrants

Great Panther covenants and agrees that the Cangold Warrants outstanding on the Effective Date shall continue in effect on the same terms and conditions (subject to adjustments required after giving effect to the Arrangement including, without limitation, that such Cangold Warrants shall be exercisable for Great Panther Shares). Great Panther shall take all corporate action necessary to reserve for issuance a sufficient number of Great Panther Shares for delivery upon exercise of the Cangold Warrants assumed in accordance with this Section 4.7.

4.8	Access to Information; Confidentiality

(a)      Each of Great Panther and Cangold shall provide to the other and their respective Representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise) and (iii) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of business; and (b) such financial and operating data or other information with respect to the assets or business of the applicable Party as from time to time is reasonably requested.

(b)      Investigations made by or on behalf of a Party, whether under this Section 4.8 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

(c)      The Parties acknowledge that the Confidentiality Agreement continues to apply and that any information provided under Section 4.8(a) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

4.9	Notice and Cure Provisions

(a)      Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)      cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(ii)      result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b)      No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or exercise any termination right arising therefrom unless forthwith, and in any event prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is 10 days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If any such notice is delivered by Great Panther to Cangold prior to April 23, 2015, the date set forth in Section 7.2(b) shall be extended by 10 days.

(c)      Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

4.10	Insurance and Indemnification

(a)      Prior to the Effective Date, Cangold may purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Cangold and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Great Panther will, or will cause Cangold and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Great Panther will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 150% of the Cangold’s current annual aggregate premium for policies currently maintained by Cangold or its Subsidiaries.

(b)      Great Panther shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Cangold and its Subsidiaries to the extent that they are disclosed to Great Panther and acknowledges that such rights, to the extent that they are disclosed to Great Panther shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than two (2) years from the Effective Date.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.1	Non-Solicitation

(a)      Except as expressly provided in this Article 5, Cangold shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of Cangold or of any of its Subsidiaries (collectively “Representatives”), and shall not permit any such Representative to:

(i)      solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties (including mineral properties), facilities, books or records of Cangold or any Subsidiary or affiliate, or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)      enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Great Panther) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)      make a Change in Recommendation;

(iv)      accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to, any Acquisition Proposal; or

(v)      enter into or publicly propose to enter into any agreement in respect of any publically announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than two (2) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such two (2) Business Day period);

(b)      If not already ceased and terminated, Cangold shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than Great Panther) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)      discontinue access to, and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of Cangold or any Subsidiary; and

(ii)      request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding Cangold or any Subsidiary provided to any Person (other than Great Panther), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Cangold or any Subsidiary using its best efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)      Cangold represents and warrants that Cangold has not waived any confidentiality, standstill or similar agreement or restriction to which Cangold or any Subsidiary is a party, except to permit submissions of expressions of interest prior the date of this Agreement, and further covenants and agrees (i) that Cangold shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Cangold or any Subsidiary is a party, and (ii) that neither Cangold, nor any Subsidiary nor any of their respective Representatives have or will, without the prior written consent of Great Panther (which may be withheld or delayed in Great Panther’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Cangold, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which Cangold or any Subsidiary is a party.

5.2	Notification of Acquisition Proposals

(a)      If Cangold or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Cangold or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Cangold or any Subsidiary, Cangold shall immediately notify Great Panther, at first orally, and then promptly and in any event within 24 hours in writing, of:

(i)      such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Person(s) making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(ii)      the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

5.3	Responding to an Acquisition Proposal

Notwithstanding Section 5.1, if at any time following the date of this Agreement and prior to the approval by Cangold Shareholders of the Arrangement Resolution the Cangold Board receives a bona fide written Acquisition Proposal that was not solicited after entering into this Agreement in breach of Section 5.1 (and provided that: (i) the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction; (ii) Cangold has been and continues to be in compliance with its obligations under this Article 5; and (iii) Cangold notifies Great Panther in accordance with Section 5.2), then the Cangold Board may (directly or through its advisors or Representatives):

(a)      contact the Person making such Acquisition Proposal and its Representatives to clarify the terms and conditions of such Acquisition Proposal so as to determine whether such proposal is, or could reasonably be expected to lead to, a Superior Proposal;

(b)      if, in the opinion of the Cangold Board, acting in good faith and after receiving advice from its outside financial advisor and outside legal counsel, the Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal:

(i)      furnish information with respect to Cangold and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives; and/or

(ii)      consider such Acquisition Proposal and/or, participate and/or engage in discussions with the Person making such Acquisition Proposal and its Representatives;

provided that (i) Cangold will not, and will not allow its Representatives to, disclose any non-public information with respect to Cangold or its Subsidiaries to such Person without entering into a confidentiality and standstill agreement with such Person, having terms not more favourable to such Person than the equivalent terms of the Confidentiality Agreement, and a correct and complete copy of such agreement will be provided to Great Panther before any such information is provided; and (ii) Great Panther is promptly provided with a list and copies of all information provided to the Person making such Acquisition Proposal not previously provided to Great Panther.

5.4	Right to Match

(a)      If Cangold receives an Acquisition Proposal that constitutes or may constitute a Superior Proposal prior to the approval of the Arrangement Resolution by the Cangold Shareholders, the Cangold Board may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, that is a Superior Proposal, if and only if:

(i)      the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)      Cangold has been, and continues to be, in compliance with its obligations under this Article 5;

(iii)      Cangold has delivered to Great Panther a written notice of the determination of the Cangold Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Cangold Board to enter into such definitive agreement, together with a written notice from the Cangold Board regarding the value and financial terms that the Cangold Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(iv)      Cangold has provided Great Panther a copy of the proposed definitive agreement for the Superior Proposal;

(v)      at least ten (10) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Great Panther received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from Cangold;

(vi)      during any Matching Period, Great Panther has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)      if applicable, the Cangold Board has determined in good faith, after consultation with Cangold’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Great Panther under Section 5.4(b);

(viii)      the Cangold Board has determined in good faith, after consultation with Cangold’s outside legal counsel that it is necessary for the Cangold Board to enter into a definitive agreement with respect to such Superior Proposal in order to properly discharge its fiduciary duties;

(ix)      such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to any person in the event that Cangold completes the transactions with Great Panther contemplated by this Agreement or any other similar transaction with Great Panther agreed to prior to the termination of this Agreement; and

(x)      prior to entering into such definitive agreement Cangold terminates this Agreement pursuant to Section 7.2(a)(iii)(B) and pays the Termination Fee pursuant to Section 8.2.

(b)      During the Matching Period, or such longer period as Cangold may approve in writing for such purpose: (a) the Cangold Board shall review any offer made by Great Panther under Section 5.4(a)(vi) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Cangold shall negotiate in good faith with Great Panther to make such amendments to the terms of this Agreement and the Arrangement as would enable Great Panther to proceed with the transactions contemplated by this Agreement on such amended terms. If the Cangold Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Cangold shall promptly so advise Great Panther, and Cangold and Great Panther shall amend this Agreement to reflect such offer made by Great Panther, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)      Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.3, and Great Panther shall be afforded a new ten (10) Business Day Matching Period from the later of the date on which Great Panther received the Superior Proposal Notice and a copy of the definitive agreement for the new Superior Proposal from Cangold.

(d)      The Cangold Board shall promptly reaffirm the Cangold Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Cangold Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. Cangold shall provide Great Panther and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Great Panther and its counsel.

(e)      If Cangold provides a Superior Proposal Notice to Great Panther after a date that is less than ten (10) Business Days before the Cangold Meeting, Cangold shall either proceed with or shall postpone the Cangold Meeting, as directed by Great Panther to a date that is not more than ten (10) Business Days after the scheduled date of the Cangold Meeting.

(f)      Nothing contained in this Section 5.3 shall limit in any way the obligation of Cangold to convene and hold the Cangold Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

(g)      Nothing contained in this Article 5 shall prohibit the Cangold Board from responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that Cangold shall provide Great Panther and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and shall make all reasonable amendments as requested by Great Panther and its counsel.

5.5	Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, Cangold shall advise its Subsidiaries and the Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by Cangold, its Subsidiaries or Representatives is deemed to be a breach of this Article 5 by Cangold.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(a)      Cangold Shareholder Approval. The Required Approval shall have been obtained at the Cangold Meeting.

(b)      Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either Cangold or Great Panther, acting reasonably, on appeal or otherwise.

(c)      Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Cangold or Great Panther from consummating the Arrangement.

(d)      Section 3(a)(10) Exemption. The issuance of Great Panther Shares issuable pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to section 3(a)(10) thereof and the registration and qualification requirements of all applicable state securities laws.

(e)      Exemption from Prospectus Requirements. The distribution of Great Panther Shares in Canada pursuant to the Arrangement (including those Great Panther Shares distributable pursuant to the rights attached to the Cangold Option and the Cangold Warrants) shall be exempt from, or otherwise not subject to, prospectus requirements of applicable Securities Laws and are subject to the resale restrictions under Section 2.6 of National Instrument 45-102 Resale of Securities.

(f)      Stock Exchange Approvals. The conditional approval of the TSX and the NYSE MKT (in respect of Great Panther) and the final approval of the TSXV (in respect of Cangold) shall have been obtained by Great Panther and Cangold, respectively.

(g)      No Termination. This Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of Great Panther

Great Panther is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Great Panther and may only be waived, in whole or in part, by Great Panther in its sole discretion:

(a)      The representations and warranties of Cangold in Schedule C which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representation and warranty set forth in Section 5.1(c) being true and correct as of the Effective Time, in all respects, and all other representations and warranties of Cangold being true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Cangold has delivered a certificate confirming same to Great Panther, executed by two (2) senior officers of Cangold (in each case without personal liability) addressed to Great Panther and dated the Effective Date.

(b)      Cangold has fulfilled or complied in all material respects with each of the covenants of Cangold contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Great Panther, executed by two (2) senior officers of Cangold (in each case without personal liability) addressed to Great Panther and dated the Effective Date.

(c)      Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Cangold Shares, and Cangold has delivered a certificate confirming same to Great Panther, executed by two (2) senior officers of Cangold (in each case without personal liability) addressed to Great Panther and dated the Effective Date.

(d)      There has been no change, effect, event, circumstance, fact or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Cangold (including, for greater certainty, in respect of the GDLR Option).

(e)      There is no action or proceeding pending or threatened by any Person in any jurisdiction to:

(i)      cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Great Panther’s ability to acquire, hold, or exercise full rights of ownership over, any Cangold Shares, including the right to vote the Cangold Shares;

(ii)      prohibit or restrict the Arrangement, or the ownership or operation by Great Panther of the business or assets of Great Panther, Cangold or any of its Subsidiaries, or compel Great Panther to dispose of or hold separate any material portion of the business or assets of Great Panther, Cangold or any of its Subsidiaries as a result of the Arrangement; or

(iii)      prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect.

(f)      The Significant Shareholders have entered into the Significant Shareholder Support Agreements with Great Panther within ten (10) Business Days of the date of this of this Agreement.

(g)      The Voting Agreements and Significant Shareholder Voting Agreements have not been terminated.

(h)      There is no threatened in writing or pending suit, action or proceeding by any person, including any Governmental Entity, challenging the validity of the GDLR Option or Cangold’s (or a Cangold Subsidiary's, as the case may be) rights thereunder.

(i)      Cangold has made arrangements, including the provision of notice, in respect of the termination of employment, consulting and other service agreements and arrangements on terms and conditions, including the timing of such notices, satisfactory to Great Panther.

(j)      Each of the directors and officers of Cangold have resigned as of the Effective Time and have executed and delivered, in favour of Cangold, a release in a form and substance satisfactory to Great Panther, which release, in the case of Messrs. Archer and Foy, shall include an indemnity in favour of Cangold respecting all Taxes and other amounts required by Law to be remitted by Cangold in connection with the individual’s employment or consulting arrangement with Cangold.

(k)      The Cangold Board (i) has adopted all necessary resolutions, and all other necessary corporate action has been taken by Cangold, to permit the consummation of the Arrangement, and (ii) the Cangold Board has not withdrawn any recommendation made by it that Cangold Shareholders vote in favour of the Arrangement Resolution or changed any such recommendation in a manner that has substantially the same effect or issued a recommendation that Cangold Shareholders not vote in favour of the Arrangement Resolution.

(l)      Great Panther has received a title opinion of Cangold’s Mexican legal counsel addressed to Great Panther in form and substance satisfactory to Great Panther, relating to (i) the good standing and enforceability of the GDLR Option and of all mining concessions, licences and permits related thereto and, (ii) on completion of the transactions contemplated by this Agreement, the entitlement of Great Panther to all rights and benefits thereunder.

(m)      As of the Effective Date, Cangold has on a consolidated basis obligations or liabilities, including obligations and liabilities due or to become due (i) in respect of the GDLR Option, (ii) indebtedness and other amounts outstanding or payable by Cangold to Great Panther and (iii) for transaction expenses and severance costs, of not more than $1,375,000, all as reflected in a final statement delivered to Great Panther by Cangold two Business Days before the Effective Date setting forth the calculation of such amounts estimated as of the Effective Date.

(n)      Great Panther has not become aware of any Misrepresentation (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of Cangold with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release or management information circular.

(o)      Great Panther will be satisfied with the results of its due diligence investigations of Cangold and its Subsidiaries, including in respect of the GDLR Project.

(p)      Nothing has come to the attention of Great Panther or its Representatives as a result of its due diligence review which would reasonably be expected to have a Material Adverse Effect on the business, assets, liabilities, affairs or prospect of Cangold, including in respect of GDLR Option.

6.3	Additional Conditions Precedent to the Obligations of Cangold

Cangold is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Cangold and may only be waived, in whole or in part, by Cangold in its sole discretion:

(a)      The representations and warranties of Great Panther which are qualified by references to materiality set forth in Schedule D being true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of Great Panther being true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Great Panther has delivered a certificate confirming same to Cangold, executed by two (2) senior officers of Great Panther (in each case without personal liability) addressed to Cangold and dated the Effective Date.

(b)      Great Panther has fulfilled or complied in all material respects with each of the covenants of Great Panther contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Cangold, executed by two (2) senior officers of Great Panther (in each case without personal liability) addressed to Cangold and dated the Effective Date.

(c)      There has been no change, effect, event, circumstance, fact or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Great Panther.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
TERM AND TERMINATION

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms (except to the extent any terms are specifically noted herein as surviving the termination of this Agreement).

7.2	Termination

(a)	This Agreement may be terminated prior to the Effective Time by:

(i)      the mutual written agreement of the Parties; or

(ii)      either Cangold or Great Panther upon written notice by either one to the other if:

(A)      the Required Approval is not obtained at the Cangold Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B)      after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Cangold or Great Panther from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) has used its best efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement to the extent required by this Agreement; or

(C)      the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)      Cangold if:

(A)      a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Great Panther under this Agreement occurs that would cause the condition in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach or failure is incapable of being cured; provided that any intentional breach shall be deemed to be incurable and Cangold is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(B)      prior to the approval by the Cangold Shareholders of the Arrangement Resolution, the Cangold Board authorizes Cangold to enter into a written agreement with respect to a Superior Proposal, provided Cangold is then in compliance with Article 5, and that prior to or concurrent with such termination Cangold pays the Termination Fee in accordance with Section 8.2; or

(C)      there has occurred a Material Adverse Effect to Great Panther.

(iv)      Great Panther if:

(A)      a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Cangold under this Agreement occurs that would cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured; provided that any intentional breach shall be deemed to be incurable and Great Panther is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(B)      the Cangold Board or any committee of the Cangold Board fails to recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification), the Cangold Board Recommendation (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal which has been publically disclosed for more than two (2) Business Days after first learning of an Acquisition Proposal shall be deemed to be a Change in Recommendation), or Cangold breaches Section 5.1 in any respect or, the Cangold Board or any committee of the Cangold Board resolves or proposes to take any of the foregoing actions; or

(C)      there has occurred a Material Adverse Effect to Cangold.

(b)      Subject to Section 4.9(b), this Agreement may be terminated prior to April 23, 2015 by Great Panther if Great Panther is not satisfied with the results of its due diligence investigations of Cangold and its Subsidiaries, including in respect of the GDLR Project.

7.3	Effect of Termination/Survival

(a)      If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that in the event of termination under Section 7.2, this Section 7.3, Section 8.2 (Termination Fees) Section 8.3 (Expenses) and Section 8.7 (Third Party Beneficiaries) shall survive, and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

(b)      As used in this Section 7.3, “wilful breach” means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

ARTICLE 8
GENERAL PROVISIONS

8.1	Amendments

Subject to any requirements imposed by any applicable Law or by the Court, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Cangold Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Cangold Shareholders, and any such amendment may, without limitation:

(a)      change the time for performance of any of the obligations or acts of the Parties;

(b)      modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)      modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)      modify any mutual conditions contained in this Agreement.

provided that such amendment does not: (i) invalidate any required approval of the Arrangement by the Cangold Shareholders; or (ii) after the holding of the Cangold Meeting, result in an adverse change in the quantum or form of consideration payable to Cangold Shareholders pursuant to the Arrangement.

8.2	Termination Fees

(a)      Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, Cangold shall pay Great Panther the Termination Fee in accordance with Section 8.2(c) .

(b)      For the purposes of this Agreement, “Termination Fee” means $250,000 and “Termination Fee Event” means the termination of this Agreement:

(i)      by Great Panther, pursuant to Section 7.2(a)(iv)(A), in the event that the representation and warranty set out in Section 15(f) of Schedule C is not true or correct in all material respects;

(ii)      by Great Panther, pursuant to Section 7.2(a)(iv)(B);

(iii)      by Cangold, pursuant to Section 7.2(a)(iii)(B); or

(iv)      by Cangold or Great Panther pursuant to Section 7.2(a)(ii)(A) or Section 7.2(a)(ii)(C) if;

(A)      prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than Great Panther or any of its affiliates or any Person (other than Great Panther or any of its affiliates) shall have publicly announced an intention to do so; and

(B)      within 180 days following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (ii) Cangold, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal.

(c)      The Termination Fee shall be paid by Cangold to Great Panther as follows, by wire transfer or immediately available funds, if a Termination Fee Event occurs due to:

(i)      a termination of this Agreement pursuant to Section 8.2(b)(i), within three (3) Business Days of the occurrence of such Termination Fee Event;

(ii)      a termination of this Agreement pursuant to Section 8.2(b)(ii), within three (3) Business Days of the occurrence of such Termination Fee Event;

(iii)      a termination of this Agreement pursuant to Section 8.2(b)(iii), prior to or simultaneously with the occurrence of such Termination Fee Event; and

(iv)      a termination of this Agreement pursuant to Section 8.2(b)(iv), on or prior to the consummation of the Acquisition Proposal or the entering into of the contract referred to in Section 8.2(b)(iv)(B) .

(d)      Cangold acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements Great Panther would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Great Panther will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Cangold irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

8.3	Expenses

(a)      All out-of-pocket third party transaction expenses incurred by a Party in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated, provided that Cangold shall also pay to Great Panther, from time to time and upon request by Great Panther, such amount(s) (the “Expense Reimbursement Amount”) as is required to reimburse Great Panther for all reasonable costs and expenses incurred, both before and after the date of this Agreement, by Great Panther and its affiliates or on their behalf in connection with the completion of the due diligence review of Cangold by Great Panther, in an aggregate amount not to exceed $50,000. The Expense Reimbursement Amount shall be paid by Cangold to Great Panther by wire transfer in immediately available funds to an account specified by Great Panther by 1:00 p.m. (Vancouver time) on the first Business Day following Great Panther’s request.

(b)      Cangold represents and warrants to Great Panther that, with the exception of the Fairness Advisor, for whose fees and expenses Cangold shall be solely liable and are set out in Schedule 1.14 of the Cangold Disclosure Letter no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

8.4	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to Great Panther Silver Limited at:
	Suite 800 - 333 Seymour Street
	Vancouver, British Columbia, V6B 5A6
	Canada

	Attention:	Jim Zadra, Chief Financial Officer; or
		Jeffrey Mason, Director
	Facsimile:	604.608.1768

	with a copy to:

	McMillan LLP
	Suite 1500 - 1055 West Georgia Street
	Vancouver, British Columbia, V6E 4N7
	Canada

	Attention:	Tom Theodorakis and Cory Kent
	Facsimile:	604.685.7084

(b)	to Cangold Limited at:
	Suite 800 - 333 Seymour Street
	Vancouver, BC V6B 5A6

	Attention:	Raakel Iskanius, Chief Financial Officer
	Facsimile:	604.608.1768

with a copy to:

W.L. Macdonald Law Corporation
Suite 400, 570 Granville Street
Vancouver, British Columbia, Canada
V6C 3P1

Attention:	William L. Macdonald
Facsimile:	604.681.4760

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

8.5	Time of the Essence.

Time is of the essence in this Agreement.

8.6	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

8.7	Third Party Beneficiaries

(a)      Except as provided in Section 4.10 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”) and except for the rights of the Cangold Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose Cangold hereby confirms that it is acting as agent on behalf of the Cangold Shareholders), Cangold and Great Panther intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)      Despite the foregoing, Great Panther acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.10 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, Cangold confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

8.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.9	Entire Agreement

This Agreement, including the Plan of Arrangement and together with the Confidentiality Agreement and the Letter Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

8.10	Successors and Assigns

(a)      This Agreement becomes effective only when executed by Cangold and Great Panther. After that time, it will be binding upon and enure to the benefit of Cangold, Great Panther and their respective successors and permitted assigns.

(b)      Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

8.11	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

8.13	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.14	No Liability

No director or officer of Great Panther shall have any personal liability whatsoever to Cangold under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Great Panther. No director or officer of Cangold or any of its Subsidiaries shall have any personal liability whatsoever to Great Panther under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Cangold or any of its Subsidiaries.

8.15	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

8.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

GREAT PANTHER SILVER LIMITED

By: /s/ Jim Zadra
Authorized Signing Officer

CANGOLD LIMITED

By: /s/ Kaare G. Foy
Authorized Signing Officer

Signature Page to Arrangement Agreement

SCHEDULE A
PLAN OF ARRANGEMENT

     IN THE MATTER OF AN ARRANGEMENT among Cangold Limited (“Cangold”) and the holders from time to time of the issued and outstanding common shares without par value in the capital of Cangold, pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended.

Article 1
INTERPRETATION

1.1      In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1 will have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA as described herein, subject to any amendments or supplements thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the agreement made as of April 10, 2015 between Great Panther and Cangold, including all schedules annexed thereto, together with the Cangold Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Cangold Shareholders approving the Arrangement which is to be considered at the Cangold Meeting and will be substantially in the form of Schedule B to the Arrangement Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia.

“Cangold” means Cangold Limited, a corporation existing under the laws of the Province of British Columbia, Canada.

“Cangold Meeting” means the special meeting of Cangold Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Cangold Circular.

“Cangold Options” means the outstanding options to purchase Cangold Shares issued pursuant to the Cangold Option Plan, as listed in Schedule (8)(b) of the Cangold Disclosure Letter.

“Cangold Shareholders” means the registered or beneficial holders of the Cangold Shares, as the context requires, and Cangold Shareholder means any one of them.

“Cangold Shares” means the common shares without par value in the authorized share capital of Cangold.

“Cangold Warrants” means outstanding share purchase warrants to purchase Cangold Shares as listed in Schedule 8(c) of the Cangold Disclosure Letter.

“Closing Certificate” means a certificate in the form attached hereto as Appendix A which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between Great Panther and Cangold for the purpose of, among other things, exchanging certificates representing Cangold Shares for Great Panther Shares in connection with the Arrangement.

“Dissent Procedures” has the meaning ascribed thereto in Section 6.1.

“Dissent Rights” means the rights of dissent exercisable by the Cangold Shareholders in respect of the Arrangement described in Article 5 hereto.

“Dissenter” means a registered Cangold Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the Cangold Shares held by such registered Cangold Shareholder.

“Dissenting Shares” has the meaning ascribed thereto in Section 6.2.

“Effective Date” means the effective date of the Arrangement, being the third Business Day after the date upon which all conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) to the completion of the Arrangement as set out in Article 6 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, or such other date as may be agreed to by Great Panther and Cangold, and Great Panther and Cangold will execute the Closing Certificate confirming the Effective Date.

“Effective Time” means the time on the Effective Date specified as the “Effective Time” on the Closing Certificate.

“Exchange Ratio” means 0.05 of a Great Panther Share for each one (1) Cangold Share.

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to Cangold and Great Panther, each acting reasonably, as such order may be amended by the Court (with the consent of Cangold and Great Panther, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA to be issued following application therefor contemplated by Section 2.2 of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to Great Panther Shares to be issued pursuant to the Arrangement, in a form acceptable to Cangold and Great Panther, each acting reasonably, providing for, among other things, the calling and holding of the Cangold Meeting, as such order may be amended, supplemented or varied by the Court with the consent of Cangold and Great Panther, each acting reasonably.

“Plan of Arrangement” means this Plan of Arrangement and any amendments or variations thereto made in accordance with this Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Cangold and Great Panther, each acting reasonably.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Great Panther” means Great Panther Silver Limited, a corporation existing under the laws of the Province of British Columbia, Canada.

“Great Panther Shares” means the common shares without par value in the authorized share capital of Great Panther.

“Subsidiary” has the meaning given such term in the Arrangement Agreement.

“Tax Act” means the Income Tax Act (Canada).

“Transmittal Letter” means the letter of transmittal to be sent by Cangold to Cangold Shareholders for use in connection with the Arrangement.

1.2      In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)      the division of this Plan of Arrangement into Articles and Sections and the further division thereof into subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or subsection refers to the specified Article, Section or subsection to this Plan of Arrangement;

(b)      the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a Section is to the appropriate Section of this Plan of Arrangement;

(c)      words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d)      if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)      the word “including” means “including, without limiting the generality of the foregoing”;

(f)      a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g)      all references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.

Article 2
ARRANGEMENT AGREEMENT

2.1      This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2      This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, the Registrar, or Cangold Shareholders, from and after the Effective Time.

Article 3
ARRANGEMENT

3.1      On the Effective Date, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the following sequence without any further authorization, act or formality:

(a)      each issued Cangold Share outstanding immediately prior to the Effective Time held by a Cangold Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality, to Great Panther, free and clear of any liens, claims and encumbrances in consideration for the right to receive the consideration in the amount and payable in accordance with Article 6, and:

(i)      such Cangold Shareholder will cease to be the registered holder of such Dissenting Shares and will cease to have any rights as registered holders of such Cangold Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 6.2(a);

(ii)      such Cangold Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of Cangold Shares maintained by or on behalf of Cangold; and

(iii)      Great Panther will be deemed to be the transferee of such Dissenting Shares, free and clear of any liens, claims and encumbrances; and

(b)      immediately thereafter, each issued and outstanding Cangold Share (other than (i) any Cangold Share in respect of which a registered Cangold Shareholder has validly exercised his, her or its Dissent Right and (ii) Cangold Shares held by Great Panther) will be deemed to have been transferred to, and acquired by Great Panther, without any act or formality on the part of the holder of such Cangold Share or Great Panther, free and clear of all liens, claims and encumbrances, in exchange for such number of Great Panther Shares equal to the Exchange Ratio, provided that the aggregate number of Great Panther Shares payable to any Cangold Shareholder, if calculated to include a fraction of a Great Panther Share, will be rounded down to the nearest whole Great Panther Share, with no consideration being paid for the fractional share, and the name of each such Cangold Shareholder will be removed from the register of holders of Cangold Shares and added to the register of holders of Great Panther Shares, and Great Panther will be recorded as the registered holder of such Cangold Shares so exchanged and will be deemed to be the legal and beneficial owner thereof.

Article 4
OPTIONS AND WARRANTS

4.1      In accordance with the terms of the Cangold Options, at the Effective Time, to the extent applicable, each holder of a Cangold Option which is outstanding and has not been duly exercised prior to the Effective Time, shall receive (and such holder shall accept), in accordance with its terms and pursuant to the Arrangement, upon the exercise of such holder’s Cangold Option, in lieu of each Cangold Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefore, the number of Great Panther Shares equal to the Exchange Ratio multiplied by the number of Cangold Shares subject to such Cangold Option immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Great Panther Share on any particular exercise of such Cangold Option, then the number of Great Panther Shares otherwise issued shall be rounded down to the nearest whole number of Great Panther Shares. Such Cangold Option shall otherwise continue to be governed by and subject to its terms.

4.2      In accordance with the terms of the Cangold Warrants, at the Effective Time, to the extent applicable, each holder of a Cangold Warrant which is outstanding and has not been duly exercised prior to the Effective Time, shall receive (and such holder shall accept), in accordance with its terms and pursuant to the Arrangement, upon the exercise of such holder’s Cangold Warrant, in lieu of each Cangold Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefore, the number of Great Panther Shares equal to the Exchange Ratio multiplied by the number of Cangold Shares subject to such Cangold Warrant immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Great Panther Share on any particular exercise of such Cangold Warrant, then the number of Great Panther Shares otherwise issued shall be rounded down to the nearest whole number of Great Panther Shares. Such Cangold Warrant shall otherwise continue to be governed by and subject to its terms.

Article 5
CERTIFICATES AND PAYMENTS

5.1      Great Panther will deposit the Great Panther Shares with the Depositary to satisfy the consideration issuable and/or payable to the Cangold Shareholders pursuant to this Plan of Arrangement (other than registered Cangold Shareholders validly exercising Dissent Rights and who have not withdrawn their notice of objection).

5.2      After the Effective Date, certificates formerly representing Cangold Shares which are held by a Cangold Shareholder will, except for Cangold Shares held by Dissenters, represent only the right to receive the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement.

5.3      No dividends or other distributions declared or made after the Effective Date with respect to the Great Panther Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Cangold Shares which, immediately prior to the Effective Date, represented outstanding Cangold Shares and will not be payable or paid until the surrender of certificates for Cangold Shares for exchange for the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement.

5.4      As soon as reasonably practicable after the Effective Date (subject to Section 7.2), the Depositary will forward to each Cangold Shareholder that submitted a duly completed Transmittal Letter to the Depositary, together with the certificate (if any) representing the Cangold Shares held by such Cangold Shareholder, the certificates representing the Great Panther Shares issued to such Cangold Shareholder pursuant to Section 3.1(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such Cangold Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Cangold Shareholder in the Transmittal Letter.

5.5      Cangold Shareholders that did not submit an effective Transmittal Letter prior to the Effective Date may take delivery of the consideration issuable or payable to them by delivering the certificates representing Cangold Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter. Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require. Certificates representing the Great Panther Shares issued to such Cangold Shareholder pursuant to Section 3.1 will be registered in such name or names and delivered to the address or addresses as such Cangold Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Cangold Shareholder in the Transmittal Letter, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

5.6      Any certificate which immediately prior to the Effective Date represented outstanding Cangold Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Cangold, Great Panther or the Depositary.

5.7      In the event any certificate, which immediately before the Effective Time represented one or more outstanding Cangold Shares that was exchanged pursuant to Section 3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the Cangold Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 3.1 deliverable in accordance with such Person’s Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to Great Panther and its transfer agent in such sum as Great Panther may direct or otherwise indemnify Great Panther in a manner satisfactory to it, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Article 6
RIGHTS OF DISSENT

6.1      Notwithstanding Section 3.1, holders of Cangold Shares may exercise rights of dissent (the “Dissent Rights”) in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in sections 242 to 247 of the BCBCA (collectively, the “Dissent Procedures”).

6.2      Cangold Shareholders who duly and validly exercise Dissent Rights with respect to their Cangold Shares (“Dissenting Shares”) and who:

(a)      are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to Great Panther and shall be paid an amount equal to such fair value; or

(b)      for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Cangold Shareholder and will receive Great Panther Shares on the same basis as every other non-dissenting Cangold Shareholder;

but in no case will Cangold be required to recognize such persons as holding Cangold Shares on or after the Effective Date.

6.3      If a Cangold Shareholder exercises the Dissent Right, Great Panther will, on the Effective Date, set aside a number of Great Panther Shares which is attributable under the Arrangement to the Cangold Shares for which Dissent Rights have been exercised. If the dissenting Cangold Shareholder is ultimately not entitled to be paid fair value for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Cangold Shareholders and Great Panther will distribute to such Cangold Shareholder the Great Panther Shares that the Cangold Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a Cangold Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid fair value for their Dissenting Shares, Great Panther will pay the amount to be paid in respect of the Dissenting Shares.

Article 7
EFFECT OF THE ARRANGEMENT

7.1      As at and from the Effective Time:

(a)      Cangold will be a wholly-owned Subsidiary of Great Panther;

(b)      the rights of creditors against the property and interests of Cangold will be unimpaired by the Arrangement; and

(c)      Cangold Shareholders, other than Dissenters, will hold Great Panther Shares in replacement for their Cangold Shares, as provided by the Plan of Arrangement.

7.2      Great Panther, Cangold and the Depositary will be entitled to deduct and withhold from any consideration payable, or amount, property or certificate deliverable, to any Person in accordance with this Plan of Arrangement or the Arrangement, such amounts as Great Panther, Cangold or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Each of Cangold, Great Panther and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Great Panther Shares payable as consideration as is necessary to provide sufficient funds to Great Panther, Cangold or the Depositary, as the case may be, to enable it to implement such deduction or withholding or related remittance of taxes, and Great Panther, Cangold or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

Article 8
AMENDMENTS

8.1      Great Panther and Cangold reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is approved by each of Great Panther and Cangold and is filed with the Court. Subject to Section 8.3, if such amendment, modification or supplement is made following the Cangold Meeting, it will be approved by the Court and, if required by the Court, communicated to the Cangold Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

8.2      Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Great Panther or Cangold (provided that the other will have consented thereto) at any time prior to the Cangold Meeting with or without any other prior notice or communication to Cangold Shareholders, and if so proposed and accepted by Cangold Shareholders voting at the Cangold Meeting, will become part of this Plan of Arrangement for all purposes.

8.3      Any amendment, modification or supplement to this Plan of Arrangement may be made by Great Panther and Cangold without approval of the Cangold Shareholders provided that it concerns a matter which, in the reasonable opinion of Great Panther and Cangold is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Cangold Shareholders.

Article 9
FURTHER ASSURANCES

9.1      Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

Appendix “A” to the Plan of Arrangement – Closing Certificate

Re:	Arrangement Agreement dated April 10, 2015 between Great Panther Silver Limited and Cangold Limited (the “Arrangement Agreement”)

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is completed as of
__________(am/pm Vancouver local time) (the “Effective Time”) on _____________, 2015 (the “Effective Date”).

GREAT PANTHER SILVER LIMITED

Name:
Title:

CANGOLD LIMITED

Name:
Title:

B-1

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.      The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Cangold Limited (“Cangold”) and its shareholders, all as more particularly described and set forth in the Management Information Circular (the “Circular”) of Cangold dated April •, 2015 accompanying the notice of this meeting (as the Arrangement may be modified, supplemented or amended), is hereby authorized, approved and adopted.

2.      The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Cangold and implementing the Arrangement, the full text of which is set out in Schedule • to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended), is hereby approved and adopted.

3.      The arrangement agreement (the “Arrangement Agreement”) between Cangold and Great Panther Silver Limited, dated April 10, 2015, the actions of the directors of Cangold in approving the Arrangement and the actions of the officers of Cangold in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.      Cangold is authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, amended, modified or supplemented and as described in the Circular).

5.      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Cangold or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Cangold are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Cangold:

(a)      to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)      subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.      Any director or officer of Cangold is hereby authorized and directed for and on behalf of Cangold to execute, whether under corporate seal of Cangold or otherwise, and to deliver such documents as are necessary or desirable to give effect to the Arrangement.

7.      Any director or officer of Cangold is hereby authorized, for and on behalf and in the name of Cangold, to execute and deliver, whether under corporate seal of Cangold or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

A-2

(a)      all actions required to be taken by or on behalf of Cangold, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)      the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Cangold,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF CANGOLD

Except as set forth in the correspondingly numbered paragraph of the Cangold Disclosure Letter, or as disclosed in the Cangold Filings filed before the date of this Agreement, Cangold hereby represents and warrants to Great Panther as follows, and acknowledges and agrees that Great Panther is relying upon such representations and warranties in connection with the entering into of this Agreement:

1.      Organization and Qualification. Cangold and each of its Subsidiaries are corporations duly incorporated and validly existing under all applicable Laws of their respective jurisdiction of incorporation, continuance or creation and each has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Cangold and each of its Subsidiaries are duly qualified to carry on business and are in good standing in each jurisdiction in which the character of their properties or the nature of their activities makes such qualification necessary. True and complete copies of the constating documents of Cangold and each of its Subsidiaries have been delivered or made available to Great Panther, and neither Cangold nor its Subsidiaries have taken any action to amend or supersede such documents.

2.      Authority Relative to this Agreement. Cangold has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Cangold and the consummation by Cangold of the transactions contemplated by this Agreement have been duly authorized by the Cangold Board and no other corporate proceedings on the part of Cangold or its Subsidiaries are necessary to authorize this Agreement except for the authorization of Cangold Shareholders of the Arrangement Resolution. This Agreement has been duly executed and delivered by Cangold and constitutes a valid and binding obligation of Cangold, enforceable by Great Panther against Cangold in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.      No Conflict; Required Filings and Consent. The execution and delivery by Cangold of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Cangold or those of its Subsidiaries, and will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, license or permit to which Cangold or its Subsidiaries is a party or by which Cangold or its Subsidiaries is bound; or (ii) to the knowledge of Cangold, any Law to which Cangold or its Subsidiaries is subject or by which Cangold or its Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit, or result in the imposition of any Encumbrance, charge or lien upon any of Cangold‘s assets (including mineral properties) or the assets (including mineral properties) of any of its Subsidiaries (including, for greater certainty, in respect of the GDLR Option). Other than the approval of the TSXV, the Interim Order, the Final Order, and the filing of any Arrangement Filings, no authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Cangold for the consummation by Cangold of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Cangold or its Subsidiaries in any material assets or properties. Cangold has obtained and maintains all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required (A) in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement.

4.      Subsidiaries. Cangold does not have Subsidiaries or any material interests in any Person, other than as disclosed in the Cangold Filings or the Cangold Disclosure Letter.

5.      Compliance with Laws.

(a)      To the knowledge of Cangold, the operations of Cangold and its Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Cangold or of any of its Subsidiaries; and none of Cangold or any of its Subsidiaries has received any notice of any alleged violation of any such Laws.

(b)      Neither of Cangold nor its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its notice of articles or articles or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

6.      Company Authorizations. Cangold and its Subsidiaries have obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Cangold or its Subsidiaries or otherwise in connection with the material business or operations of Cangold or its Subsidiaries and such authorizations are in full force and effect. Cangold and its Subsidiaries have fully complied with and are in compliance with all authorizations. There is no action, investigation or proceeding pending or, to the knowledge of Cangold, threatened regarding any of the authorizations. None of Cangold nor any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, or of any intention of any Person to revoke or refuse to renew any of such authorizations, and, to the knowledge of Cangold, all such authorizations continue to be effective in order for Cangold and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

7.      Regulatory Filings. The Cangold Filings have complied in all material respects with all requirements of applicable Law. None of the Cangold Filings, at the time filed or as subsequently amended, contained any untrue statement or a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

8.      Capitalization and Listing.

(a)      The authorized share capital of Cangold consists only of an unlimited number of Cangold Shares. As at the date of this Agreement there are: (A) 45,678,279 Cangold Shares validly issued and outstanding as fully-paid and non-assessable Cangold Shares; (B) 2,585,000 outstanding Cangold Options providing for the issuance of 2,585,000 Cangold Shares upon the exercise thereof; and (C) 9,519,842 outstanding Cangold Warrants providing for the issuance of 9,519,842 Cangold Shares upon the exercise thereof. There are no other warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Cangold or any of its Subsidiaries to issue or sell any Cangold Shares or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any Cangold Shares or any of its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Cangold or any of its Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Cangold or any of its Subsidiaries.

(b)       Schedule 8(b) to the Cangold Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Cangold Options and the number, exercise prices and expiration dates of each grant to such holders. All Cangold Shares that may be issued pursuant to the exercise of outstanding Cangold Options will, when issued in accordance with the terms of the Cangold Options, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)       Schedule 8(c) to the Cangold Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Cangold Warrants and the number, exercise prices and expiration dates of each grant to such holders. All Cangold Shares that may be issued pursuant to the exercise of outstanding Cangold Warrants will, when issued in accordance with the terms of the Cangold Warrants, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(d)       There are no outstanding contractual obligations of Cangold or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Cangold Shares or any shares of its Subsidiaries. No Subsidiaries of Cangold own any Cangold Shares.

(e)       No order ceasing or suspending trading in securities of Cangold nor prohibiting the sale of such securities has been issued and is outstanding against Cangold or its directors, officers or promoters.

(f)       No third party has any right, claims, charges, liens, Encumbrances or interests in respect of the direct or indirect acquisition of Cangold Shares, Cangold Options or Cangold Warrants or the securities of its Subsidiaries (other than as publicly disclosed or disclosed in writing to Great Panther prior to the date of this Arrangement Agreement) or in respect of the GDLR Option, including any rights of first refusal, option or call rights, and on completion of the Arrangement, all Cangold Shares, Cangold Options and Cangold Warrants, the securities of its Subsidiaries and the GDLR Option will be free of any rights, claims, charges, liens, Encumbrances or interests of any third party.

9.      Shareholder and Similar Agreements. Cangold is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding Cangold Shares or the shares of any of its Subsidiaries.

10.     U.S. Securities Law Matters.

(a)      There is no class of securities of Cangold which is registered pursuant to Section 12 of the Exchange Act, nor is Cangold subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the Exchange Act. Cangold is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the Exchange Act.

(b)     Cangold is not an investment company registered or required to be registered under the U. S. Investment Company Act of 1940, as amended.

(c)     The Company is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

11.     Reports. Cangold has filed with all applicable Governmental Entities true and complete copies of the Cangold Filings that Cangold is required to file therewith. The Cangold Filings at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws. Cangold has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

12.     Financial Statements.

(a)      The audited consolidated financial statements of Cangold as at and for each of the fiscal years ended on June 30, 2014 and June 30, 2013 including the notes thereto and the reports by Cangold’s auditors thereon, and the interim consolidated financial statements for Cangold for the period ended December 31, 2014, including the notes thereto have been, and all financial statements of Cangold which are publicly disseminated by Cangold in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Cangold and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).

(b)      Since June 30, 2014, neither Cangold nor its Subsidiaries nor, to Cangold’s knowledge, any director, officer, employee, auditor, accountant or representative of Cangold or its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Cangold or its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Cangold or its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Cangold Board.

13.      Related Party Transactions. Other than as disclosed in Schedule 13 the Cangold Disclosure Letter, neither Cangold nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, Cangold or any of its Subsidiaries or any of their respective affiliates or associates. On or before the date hereof, no director, officer, employee or agent of Cangold or any of its Subsidiaries or any of their respective affiliates or associates is a party to any loan, contract, arrangement or understanding or other transactions with Cangold or any of its Subsidiaries. Except as set out in Schedule 13 of the Cangold Disclosure Letter, there are no contracts or other transactions between Cangold or any of its Subsidiaries, on the one hand, and any (i) officer or director of Cangold or any of its Subsidiaries, (ii) any holder of record or beneficial owner of 2% or more of any class of the voting or non-voting equity securities of Cangold or any of its Subsidiaries, or (iii) any affiliate or associate of any such officer, director or beneficial owner, on the other hand.

14.      Undisclosed Liabilities. Other than as disclosed in the Cangold Disclosure Letter, neither Cangold nor its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations that are specifically presented on the audited consolidated statements of financial position of Cangold as of June 30, 2014 (the “Cangold Statement of Financial Position”) or disclosed in the notes thereto. Without limiting the foregoing, the Cangold Statement of Financial Position reflects reasonable provisions in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of Cangold and its Subsidiaries.

15. Interest in Properties and Mineral Rights.

(a)      All of Cangold’s and its Subsidiaries’ real properties (collectively, the “Cangold Properties”) and all of Cangold’s and its Subsidiaries’ mineral interests and rights (including the GDLR Option and any material claims, mineral leases, concessions, exploration licenses, exploitation licenses and prospecting permits) (collectively, the “Cangold Mineral Rights”), are set out in Schedule 15(a) of the Cangold Disclosure Letter. Other than the Cangold Properties and the Cangold Mineral Rights set out in Schedule 15(a) of the Cangold Disclosure Letter, neither Cangold nor its Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(b)      Cangold or one of its Subsidiaries is the recorded holder or has rights to acquire pursuant to legally binding and enforceable contracts, as applicable, the Cangold Mineral Rights, free and clear of any Encumbrances.

(c)      All of the Cangold Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(d)      The Cangold Mineral Rights (including, for greater certainty, the GDLR Option) are in good standing under applicable Law and, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof (including, for greater certainty, the third payment of US$500,000 plus Mexican value added tax due on March 2, 2015 under the terms of the GDLR Option Agreement) have been paid or incurred and all filings in respect thereof have been made.

(e)      There are no (i) material liabilities or obligations or liens, encumbrances, charges or security interests related or attaching to the GDLR Option or any mining concessions related thereto (other than option payments in amounts disclosed in writing to Great Panther), or (ii) any violation or breach of the GDLR Option, or (iii) any facts, circumstances or events which on the consummation of the Arrangement will give rise to any rights in favour of third parties, including in respect of the GDLR Option, or will result in any violation or breach of any material contract, licence, agreement, franchise or permit, including the GDLR Option or any mining concessions related thereto.

(f)      The GDLR Option is in good standing and is enforceable in accordance with its terms and, on consummation of the Arrangement, will continue to be in good standing and enforceable in accordance with its terms, and no third party or governmental or regulatory consent or approval is required under the GDLR Option in connection with or related to the consummation of the Arrangement, and the Arrangement, including the change of control of Cangold and the indirect control over the GDLR Option exercisable by Great Panther, will not affect the rights, obligations and entitlements under the GDLR Option upon completion of the Arrangement.

(g)      There is no material adverse claim against or challenge to the title to or ownership of any of the Cangold Mineral Rights.

(h)      Cangold or a Subsidiary has the exclusive right to deal with the Cangold Properties and all of the Cangold Mineral Rights.

(i)      Other than as disclosed in the Cangold Disclosure Letter, no Person other than Cangold and its Subsidiaries has any interest in the Cangold Properties or any of the Cangold Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(j)      Other than as disclosed in the Cangold Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Cangold’s or a Subsidiaries’ interest in the Cangold Properties or any of the Cangold Mineral Rights.

(k)      There are no material restrictions on the ability of Cangold and its Subsidiaries to use, transfer or exploit the Cangold Properties or any of the Cangold Mineral Rights, except pursuant to the applicable Law.

(l)      Neither Cangold nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Cangold or a Subsidiary in any of the Cangold Mineral Rights.

(m)      Cangold and its Subsidiaries have all necessary right to conduct the exploration and development work on the mineral claims apprised in the Cangold Mineral Rights currently conducted or contemplated by Cangold on such mineral claims.

(n)      Neither Cangold nor any of its Subsidiaries is subject to an agreement, arrangement or understanding, whether written or oral, that provides for an area of influence in respect of any of the Cangold Properties.

16.      Mineral Reserves and Resources. The mineral reserves and mineral resources declared by Cangold, as set forth in the Cangold Filings, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All information regarding the Cangold Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Cangold Filings on or before the date hereof.

17.      No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Cangold or any of its Subsidiaries of the material assets of Cangold or its Subsidiaries.

18. Operational Matters.

(a)      all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Cangold and its Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)      all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Cangold or any of its Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

19. Severance and Employment Matters.

(a)      Except as set out in Section (19)(a) of the Cangold Disclosure Letter, neither Cangold nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Cangold (including as a result of the Arrangement). The details of all such payment requirements, including the amounts and a description of the circumstances in which they must be paid, have been previously provided to Great Panther and such amounts do not and will not exceed $13,500 in the aggregate.

(b)      Neither Cangold nor its Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Cangold, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(c)      Neither Cangold nor its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Cangold, threatened, or any litigation actual, or to the knowledge of Cangold, threatened, relating to employment or termination of employment of employees or independent contractors. No labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Cangold.

20. Absence of Certain Changes or Events. Since June 30, 2014:

(a)      Cangold and its Subsidiaries have conducted their respective businesses only in the Ordinary Course and consistent with past practice;

(b)      no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect has been incurred;

(c)      there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect;

(d)      there has not been any change in the accounting practices used by Cangold and its Subsidiaries, except as disclosed in the Cangold Filings;

(e)      there has not been any increase in the salary, bonus, or other remuneration payable to any employees or officers of Cangold or any of its Subsidiaries;

(f)      there has not been any redemption, repurchase or other acquisition of Cangold Shares by Cangold, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Cangold Shares;

(g)      there has not been any entering into, or an amendment of, any Material Contract; and

(h)      there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Cangold’s audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course consistent with past practice.

21.      Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Cangold, threatened against or relating to Cangold or its Subsidiaries, the business of Cangold or any of its Subsidiaries or affecting any of their properties (including mineral projects), or assets, before or by any Governmental Entity, nor to the knowledge of Cangold are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect). Neither Cangold nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

22.      Taxes.

(a)      Each of Cangold and its Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Cangold and each of its Subsidiaries has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. The interim consolidated financial statements for Cangold for the period ended December 31, 2014 reflect and include adequate provision for all Taxes due or accruing (whether subject to a contingency or otherwise). Since the date of such interim consolidated financial statements, no liability in respect of Taxes not reflected in such statements has been assessed, proposed to be assessed, incurred or accrued (whether subject to a contingency or otherwise), other than in the Ordinary Course, and none (whether in the Ordinary Course or not) that would or could, singly or together, have a Material Adverse Effect.

(b)      Each of Cangold and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(c)      None of Cangold nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(d)      There are no proceedings, investigations, audits or claims now pending or threatened against Cangold or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(e)      None of Cangold nor any of its Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property.

(f)      For the purposes of the Tax Act and any other relevant Tax purposes:

(i)	Cangold is resident in Canada and a “taxable Canadian corporation”; and

(ii)	Each of Cangold’s Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(g)      There are no Encumbrances for Taxes upon any properties or assets of Cangold or any of its Subsidiaries (other than Encumbrances arising by operation of law and relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Cangold’s audited financial statements).

(h)      Each of Cangold and its Subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited (or deemed to be paid or credited) by it to or for the account or benefit of any Person all Taxes and other amounts required by Law to be withheld, deducted or collected, and has duly and timely remitted to the appropriate Governmental Entity all Taxes and other amounts required by Law to be remitted (including, without limitation, income taxes, employment insurance premiums, pension plan contributions, employer health tax remittances, sales taxes, use taxes, goods and services taxes, non-resident withholding taxes and other Taxes and amounts it is required by applicable Law to so deduct, or collect or withhold and remit).

23.      Books and Records. The corporate records and minute books of Cangold and its Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Cangold and its Subsidiaries as provided to Great Panther are complete and accurate in all material respects. The corporate minute books for Cangold and its Subsidiaries contain minutes of all meetings and resolutions of the directors and Cangold Securityholders held. The financial books and records and accounts of Cangold and its Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of Cangold’s Subsidiaries, accurately and fairly reflect the transactions and dispositions of assets of Cangold and its Subsidiaries; and (c) in the case of Cangold’s Subsidiaries, accurately and fairly reflect the basis for Cangold’s consolidated financial statements.

24.      Insurance.

(a)      Each of Cangold and its Subsidiaries has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. Except as otherwise disclosed in writing by Cangold to Great Panther, all premiums payable prior to the date hereof under such policies of insurance have been paid and neither Cangold nor its Subsidiaries has failed to make a claim thereunder on a timely basis.

(b)      Each of such policies and other forms of insurance is in full force and effect on the date hereof and Cangold will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Cangold other) notice of cancellation or termination has been received by Cangold or its Subsidiaries with respect to any such policy.

25.      Non-Arm’s Length Transactions. Except as disclosed in the Cangold Filings and for employment or employment compensation agreements entered into in the Ordinary Course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Cangold or its Subsidiaries) between Cangold or its Subsidiaries on the one hand, and any (i) officer or director of Cangold or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of Cangold, beneficial owner of five percent or more of the voting securities of Cangold, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

26.      Environmental.

(a)      All facilities and operations of Cangold and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(b)      Cangold and its Subsidiaries are in possession of, and in compliance with, all environmental permits that are required to own, lease and operate the Cangold Properties and the Cangold Mineral Rights at its current stage of development and to conduct their respective business as they are now being conducted;

(c)      No environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Cangold and its Subsidiaries and, to the knowledge of Cangold, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(d)      Neither Cangold nor any of its Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)      To the knowledge of Cangold, there are no changes in the status, terms or conditions of any environmental permits held by Cangold or any of its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Cangold or any of its Subsidiaries following the Effective Date;

(f)      Cangold and its Subsidiaries have made available to Great Panther all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)      To the knowledge of Cangold, Cangold and its Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws, including any regulations respecting the use, storage, handling, release, disposal, remediation, treatment or transportation of any substance (including pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws).

27.      Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Cangold or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Cangold or any of its Subsidiaries, any acquisition of property by Cangold or any of its Subsidiaries, or the conduct of business by Cangold or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement).

28.      Material Contracts. Cangold and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under the Material Contracts (which, for greater certainty, includes the GDLR Option Agreement). Neither Cangold nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Cangold have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. Neither Cangold nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Cangold, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto. Prior to the date hereof, Cangold has made available to Great Panther true and complete copies of all of the Material Contracts of Cangold. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Cangold (or its Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

29.      Full Disclosure. All information provided to Great Panther and its Representatives (including, for greater certainty, all information pertaining to the GDLR Project, the GDLR Option and the GDLR Option Agreement) was accurate in all material respects as at its respective date as stated therein or, if any such information is undated, the date it was delivered to Great Panther or its Representatives, and no material facts have been omitted from such information which would make such information misleading, except to the extent, in each such case, subsequent information has been provided to Great Panther prior to the date of this Agreement, which has corrected any inaccuracy contained in the original information. There is no matter, thing, information, fact, data, circumstance or interpretation thereof relative to Cangold, its Subsidiaries, the business or any of their property and assets which could reasonably be expected to be material which has not been disclosed to Great Panther or its Representatives.

30.      Change of Control. Neither Cangold nor any of its Subsidiaries is a party to any contract, agreement or understanding or any series of contracts, agreements or understandings and which contain a “change of control” or similar provision.

31.      Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Cangold or any of its Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Cangold or any of its Subsidiaries are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganization or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

32.      Fairness Opinion. Cangold has received a written opinion from the Fairness Advisor that the Arrangement is fair from a financial point of view to Cangold Shareholders and the Fairness Advisor shall provide its written Fairness Opinion, in form and substance satisfactory to Great Panther, acting reasonably, for inclusion in the Cangold Circular.

33.      Intellectual Property. None of the Company or any of its Subsidiaries owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

34.      Brokers. None of Cangold, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

35.      Reporting Issuer Status. As of the date hereof, Cangold is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of British Columbia, Alberta and Ontario.

36.      Stock Exchange Compliance. Cangold is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF GREAT PANTHER

Except as disclosed in the Great Panther Filings filed before the date of this Agreement, Great Panther hereby represents and warrants to Cangold as follows, and acknowledges and agrees that Cangold is relying upon such representations and warranties in connection with the entering into of the Agreement:

1.      Organization and Qualification. Great Panther is validly existing as a corporation under the Laws of the Province of British Columbia and has the requisite corporate power and authority to own its assets and conduct its businesses as they are now being conducted. Great Panther is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where failure of such qualification or good standing would not have a Material Adverse Effect on Great Panther.

2.      Capitalization. The authorized capital of Great Panther consists of an unlimited number of common shares. As at the date hereof there are: (i) 139,573,707 Great Panther Shares issued and outstanding; and (ii) an aggregate of not more than 9,000,000 Great Panther Shares reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire Great Panther Shares. All outstanding Great Panther Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights

3.      Authority Relative to this Agreement. Great Panther has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Great Panther and the consummation by Great Panther of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Great Panther and no other corporate proceedings on the part of Great Panther or any of the Great Panther Subsidiaries are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Great Panther and constitutes a valid and binding obligation of Great Panther, enforceable by Cangold against Great Panther in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.      No Conflict. The authorization of this Agreement, the execution and delivery by Great Panther of this Agreement and the performance by it of its obligations under this Agreement and the Arrangement will not result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, in respect of or require any consent to be obtained under or give rise to any third party right of termination, amendment, first refusal, shotgun, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under any provision of:

(a)      the constating documents of Great Panther;

(b)      any applicable Law to which Great Panther is subject or by which Great Panther is bound; or

(c)      any agreement, contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit to which Great Panther is a party or by which it is bound,

which would, individually or in the aggregate, have a Material Adverse Effect in respect of Great Panther or materially impede the completion of the transactions contemplated by this Agreement.

5.      Ownership of Cangold Shares. As at the date hereof, Great Panther owns, directly or indirectly, 2,897,680 Cangold Shares.

6.      Filings. Documents or information filed by Great Panther under applicable Law since December 31, 2014 and including Great Panther's (a) annual information form dated March 30, 2015, (b) audited consolidated financial statements as at and for the year ended December 31, 2014 and related management discussion and analysis, (c) management information circular dated May 6, 2014 in respect of Great Panther's annual general and special meeting of shareholders held June 26, 2014, and (d) any material change reports that have been filed by Great Panther between December 31, 2014 and the date hereof are, and any such documents or information filed by Great Panther after the date hereof and before the Arrangement is completed (collectively, the “Great Panther Filings”) will be, as of their respective dates, in compliance in all material respects with applicable Law and do not contain any Misrepresentation as of their respective dates. Great Panther has not filed any confidential material change reports that remain confidential.

7.      Financial Statements.

(a)      The audited consolidated balance sheets and related consolidated statements of earnings and shareholders’ equity and cash flows of Great Panther as at and for the financial year ended December 31, 2014 were prepared in accordance with IFRS.

(b)      Such statements present fairly, in all material respects, the consolidated financial condition and results of operations of Great Panther as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto). Such statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Great Panther on a consolidated basis. Since December 31, 2014, Great Panther has not effected any change in its accounting methods, principles or practices, except as otherwise set out in Great Panther's financial statements, including the notes thereto.

8.      Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of Great Panther, threatened against or relating to Great Panther or affecting any of its properties or assets before or by any court or governmental or regulatory authority or body which involve the possibility of any judgment or liability which could reasonably be expected to have a Material Adverse Effect in respect of Great Panther.

9.      No Insolvency. Great Panther is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against Great Panther in connection with the dissolution, liquidation, winding-up, bankruptcy or reorganization of Great Panther or the appointment of a trustee, receiver, manager or other administrator of Great Panther or any of its properties or assets.

10.      Compliance with Law. Great Panther has complied with all applicable Law other than any non-compliance which would, individually or in the aggregate, not have a Material Adverse Effect in respect of Great Panther.

11.      Shareholder Approval. No vote or approval of the holders of Great Panther Shares or the holder of any other securities of Great Panther is necessary to approve this Agreement, the Arrangement or the other transactions contemplated herein.

12.      Reporting Issuer Status. Great Panther (i) is a reporting issuer not in default or the equivalent thereof under the securities Law of each of the Provinces of Canada other than Quebec and the Great Panther Shares are registered under Section 12 of the Exchange Act, (ii) is not subject to any cease trade order or stop order under applicable securities Law, and (iii) is current with all material filings required to be made under applicable securities Law. The outstanding Great Panther Shares are listed on the TSX and NYSE MKT.

13.      Issuance of Great Panther Shares under the Arrangement. The Great Panther Shares to be issued pursuant to the Arrangement (and the Great Panther Shares issuable upon exercise of the Cangold Options and Cangold Warrants subsequent to the completion of the Arrangement) will be duly and validly issued and fully paid and non-assessable shares of Great Panther.

14.      United States Securities Law Matters. Great Panther: (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act; and (ii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended.

15.      Voting Agreements. Great Panther has entered into Voting Agreements with each of the Locked-Up Shareholders and, except as disclosed to Cangold, has not entered into any other agreements with such holders or other Shareholders in respect of the Arrangement.

16.      Investment Canada. Great Panther is a Canadian within the meaning of the Investment Canada Act (Canada).